[
Office of General Counsel

                    Please Reply to:     Timothy D.Crawford
                                    Officer, Managing Counsel
                                 One Nationwide Plaza 01-09-V2
                               Columbus, Ohio 43215
                                      E-mail: crawfot1@nationwide.com
                                                           Tel: (614) 249-3398
                                                            Fax: (614) 249-2112

VIA EDGAR

February 15, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, D.C. 20549-0506

Re:           Nationwide Life Insurance Company
Nationwide VLI Separate Account - 4
Pre-Effective Amendment No. 2  (N-6 Registration Statement, File No. 333-137202)

Dear Ms. Marquigny:

On behalf of Nationwide Life Insurance Company (“Nationwide”) and its Nationwide VLI Separate Account - 4 (“Variable Account”), we are filing this correspondence in response to your comments by letter dated November 9, 2006 on the above referenced Registration Statement. The Registration Statement provides for the offering of certain life insurance policies through the Variable Account.

This filing is being made electronically via EDGAR in accordance with Regulation S-T.

At the outset, we acknowledge the following:

▪
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Nationwide from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	Nationwide may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please note that Nationwide will not be seeking an effective date prior to May 1, 2007. As such we will be filing another pre-effective amendment to update the Registration Statement (including financials, Part C information, and underlying fund information as of December 31, 2006).

Responses to your comments are below in the numerical sequence established in your correspondence.

1. Cover Page Disclosure

a. Comment

Generally: Please remove the first line of text below Nationwide’s address. This statement suggests that a contractowner’s rights may be limited by the language contained in the Policy and may mislead contractowners as to their rights under the securities laws.

Response

We have removed this text from the Registration Statement, but we do believe it is important to disclose the need to read the insurance policy and to that end we have added the following in place of the removed text.

“You should carefully read your policy along with this prospectus.”

b. Comment

Contract Name: Please state the contract name prominently on the cover page.

Response

We have amended our disclosure by adding our 1933 Act file number on the back cover.

The full marketing name used in conjunction with our policy has been added to the cover page of the prospectus. At this time, we only are utilizing a single marketing name (Next Generation). In the event we choose to use more than one marketing name in the future, we will amend our Registration Statement to permit the use of more than one marketing name in conjunction with this Registration Statement.

c.	Comment

Bonus Credit Disclosure: Please state prominently that expenses for a contract with the Enhancement Benefit may be higher than expenses for a contract without it and that the amount of the enhancement may be more than offset by the related increase in fees and charges.

Response

The Enhancement Benefit (aka bonus credit) is applied to all policies regardless of premium or accumulated cash value. We do note that at the beginning of the Enhancement Benefit description in the prospectus (pg. 12) it begins by stating “[i]n certain circumstances, we will apply an Enhancement Benefit…”

In order to eliminate any confusion, we have deleted the words “in certain circumstances” and modified this first sentence to read as follows.

“An Enhancement Benefit is included in the policy and is added to the Cash Value when there is a complete surrender of the policy but is not applied to 1035 exchanges, policy loans and partial surrenders.”

This change should eliminate any confusion as to the fact that the Enhancement Benefit applies to all policies (subject to conditions). (see, item number 16 for additional changes that have been made to this disclosure).

In addition, the face page of the policy has been amended with the following disclosure.

“This policy includes an Enhancement Benefit which is a partial return of charges upon certain surrenders. Policies without such a benefit may have lower overall charges when compared to the policies described in this prospectus.”

2.	Benefit and Risk Summaries (pp 1-3)

a.	Comment

Choice of Charge Structure (p.1): The disclosure states that the policy owner chooses among four policy components, each with its own charge structure. A brief description of each component should be provided in the summary, and the charge associated with each separate component must be included in the fee table.

Response

You elect at the time of application how to allocate the Total Specified Amount among four policy components under the Base Specified Amount and Rider Specified Amount.
Each of the four policy components allocates charges in a different manner between monthly charges and Premium Load. Total charge structure is uniquely determined based on individual characteristics of the Insured and your election among the available components. Commissions paid will also be unique based on the election of allocation among the policy components. Current available components are summarized below.
•
Policy Component A has a five year declining Premium Load that declines and a Deferred Premium Load based on year 1 Premium and is charged in years 2-5. The monthly charges will be higher than Policy Components B & C after the first four years and lower than Policy Component D in all years.

•
Policy Component B has a five year declining Premium Load that declines over the first five years. The monthly charges are lower than Policy Component C and lower than Policy Component A after the first four years. The monthly charges are lower than those for Policy Component D in all years and Policy Component C during the first ten years.

•
Policy Component C has a four year declining Premium Load which is lower than the Premium Load on Policy Components A & B. The monthly charges are higher than those for Policy Component B during the first ten years and similar thereafter. The monthly charges are higher than Policy Component A during the first four years and similar thereafter. The monthly charges are lower than those for Policy Component D in all years.

•	Policy Component D has no Premium Load or Deferred Premium Loan with higher monthly charges when compared to Policy components A, B & C.

Your representative can provide you illustrations demonstrating the differences among various policy component allocations. You should consider your policy component allocations carefully, as they impact charges assessed and commissions paid on your policy.”

Due to the nature of the policy components, there are myriad possible combinations with charge blending that will result in different overall charges. We have provided additional tables and disclosures showing charges attributable to each component in tables and in the Policy Charges section of the prospectus.

b. Comment

Taxes: If true, please disclose that the Death Benefit may be subject to estate tax.

Response

Given this is corporate owned variable universal life insurance, we are unaware of any instance where the estate tax would apply.

c. Comment

Examination Right: Please clarify the term “refund.”

Response

The examination provides a refund of either cash value or premium (depending upon the state law in which the policy is issued). This “refund” also provides that there may be no deduction of charges. Any premium load or cost of insurance assessed at issue is refunded as part of premium or cash value and there is no deduction of a surrender charge. To clarify this point, we have modified the prospectus language in the Registration Statement by adding the following.

“When you cancel the policy during your examination right, we refund either your Premium or the sum of the Cash Value and any previous policy charges assessed, depending on the state in which the policy is issued.”

d. Comment

Item 2(b): Please summarize the risks associated with and limitations on access to cash value through withdrawals.

Response

The risks are summarized in the “Effect of Partial Surrenders and Policy Loans on Investment Experience” but within this section we are adding the following sentence.

“Partial surrenders will also decrease the Death Benefit.”

Please also note that the first sentence of this section specifically states:

“Partial surrenders or policy loans may accelerate a Lapse.”

e. Comment

Adverse Tax Consequences: Please include disclosure about taxability of withdrawals and, if applicable, the consequences of modified endowment contract status.

Response

The “Adverse Tax Consequences” description in the “In Summary: Policy Risks” section of the prospectus has been modified to read as follows.

“Existing federal tax laws that benefit this policy may change at any time. These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion from taxable income of the Proceeds we pay to the policy's Beneficiary. Withdrawals from the policy may be subject to taxes. The income tax treatment of withdrawals of Cash Value is different in the event the policy is treated as a modified endowment contract under the Code. Generally, tax treatment on modified endowment contracts will be less favorable when compared to having the policy treated as a life insurance contract. Consult a qualified tax adviser on all tax matters involving your policy.”

f. Comment

Policy Components: Please summarize any special risks associated with the policy component structure. For example, if correct, explain that changes in the specified amount may have a greater impact on charges or increase the risk of lapse due to the allocation of policy components.

Response

The only specific special risk would be disproportionate allocations to policy components A, B, or C. We have amended our disclosure by adding the following in the summary of policy risks.

“Policy Component Allocations

There is an increased risk of Lapse in instances where there is too great an allocation to policy components A, B, or C, in conjunction with little or no renewal Premiums paid.”

3.
Transaction Fee Table (p. 3) Per Instruction 1 (f) to Item 3, please move the information about charges for later policy years to a footnote. Also, please include premium taxes in the table per Item 6(a), Instruction 1. If the reference to “per share charge … for any taxes” in the third bullet point on page 8 refers to a different tax charge, that also should be included in the fee table. Finally, both here and in the Periodic Charge Table, please present all current charges as a single figure at their maximum level rather than as a range.

Response

We have modified all charges from a range to a single maximum. In the current form N-6 we cannot find an Instruction 1 for Item 6(a). Our policy charges will be the same in every state where the policy is sold. Our aggregate pricing is designed to allow us to recoup premium taxes that must be paid.

The “per share charge” refers to a charge we would take in the event the tax favored treatment of the Variable Account were changed and we were forced to pay taxes on the Variable Account. To date, no charges under this provision have been taken. The charge would have no “minimum” or “maximum”, rather it would reflect actual taxes assessed.

We have modified the bullet item referencing the per share charge to read as follows.

“a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations if changes to the law result in a modification to the tax treatment of the separate account; and”

In order to clarify the meaning of this charge (contingent only on modifications to the tax treatment of the Variable Account) we have modified this bullet to read as follows.

The modified charge tables are attached to this correspondence as “Exhibit A.”

4. Periodic Charge Table (pp 4-5)

a. Comment

Generally: Please use the same footnote number reference for multiple charges rather than repeating identical disclosure in several footnotes. Also please limit the charges to two decimal places per Item 3, General Instruction 1(a).

Response

Please see the modified charge tables attached as “Exhibit A.”

b. Comment

Deferred Premium Load: Please provide the characteristics of the representative insured per Item 3, General Instruction 3(b)(i).

Response

Please see the modified charge tables attached as “Exhibit A.”

c. Comment

Cost of Insurance (COI) Charge: For both the Base Policy COI and the Supplemental Insurance Rider COI charges, please identify the representative insured’s policy component allocation.

Response

Please see the modified charge tables attached as “Exhibit A.”

d. Comment

Sub-Account Asset Charge: Please present the charge at the maximum annualized rate indicated in the footnote rather than the monthly rate currently presented. In addition, the name of the charge should indicate the service for which the charge is deducted. Please amend the name accordingly or explain to the Staff why this is not appropriate.

Response

In researching this response, we looked at our other prospectuses and at least one competitor prospectus and found the Sub-Account Asset Charge is typically deducted on a monthly basis as part of policy monthly deductions and is also listed in the charge table using a monthly rate.

We do not believe the term used in describing this charge is inappropriate. Although asset based charges are usually referred to as “Mortality and Expense Risk Charge” (or a similar derivation), we believe the use of the term Sub-Account Asset Charge is more reflective of the generalized nature of this particular charge. The charge encompasses expense risks and the recouping of paid up-front expenses. Many variable annuity products use an all encompassing term like “Variable Account Charge” to disclose an asset based charge reflecting more than one expense component.

In addition, the following endnote to the periodic charge tables was added to clarify that charges are taken monthly and that our annual rate may be higher or lower since our Sub-Account Asset Charge is taken on a monthly rather than an annual basis.

“12 The maximum guaranteed annual rate for this charge is 1.25%, but ultimate charges assessed may be higher or lower because the charge is taken monthly rather than annually. Maximum guaranteed annual and monthly rates are also shown on the Policy Data Pages.”

e. Comment

Loan Interest Charge Footnote 5: Please delete the footnote; this information can be addressed adequately in the prospectus narrative

Response

The footnote has been deleted.

5.
Mutual Fund Expense Table (p.5) Please confirm to the staff the reimbursement/waiver arrangements are not reflected in the range of expenses in the table. See Form N-6, Item 3. Page 9 refers to underlying funds with short-term trading fees; please consider identifying the range of the redemption fees currently assessed in a footnote to the fund fee table.

Response

The maximum mutual fund expense has been updated to reflect a maximum fee of 1.86% (rather than 2.23%). We will also be filing a subsequent pre-effective amendment to update this table with fresh data based on our intent to not be effective prior to May 1, 2007.

With regard to reimbursement and waiver arrangements, our calculation of maximum and minimums does not reflect the impact of any reimbursement or waiver arrangements on the actual amount assessed. In other words, the maximum charge is shown without taking into account any reimbursement or waiver arrangements with the underlying mutual funds.

At this time the product does not offer redemption fee share classes. If redemption fee share classes are added in the future, we will update our Registration Statement with appropriate disclosure and footnote the fund line-up in the prospectus as we do with our other Registration Statements.

6.
“Excess” Assets (p. 6, 27, 28) Please explain to the Staff the statement that "any amounts in excess of the separate account liabilities are deposited into our general account." Specifically, please disclose the nature or source of the funds that may be transferred to the general account and revise the disclosure to indicate that the Separate Account will be fully funded at all times for the purposes of the Federal securities laws.

Response

The possibility of this occurring is extremely rare, but is nevertheless disclosed. An example would be a situation where general account seed money has served its purpose and then is deposited back to the general account or in instances where legal reserves are modified by a change in law resulting in a liability decrease.

Given the other language in the prospectus demonstrating that the Separate Account assets/investment experience reflect its own and is not subject to the general account, we would prefer removing this statement and not further confusing the issue by providing extensive disclosure on a situation that is so rare.

We have, however, added the following sentence disclosure in the Nationwide VLI Separate Account -4 part of the prospectus.

“We will hold assets in the separate account equal to its liabilities, including required reserves.”

7. Variable Investment Options (p. 6) Please revise the statement, "each Sub-Account operates as a separate investment fund" to clarify that a contract owner does not own shares of the mutual funds that correspond to the sub-account options.

Response

The sentence containing the statement referenced above has been revised as follows.

“The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not generally affect the Investment Experience of any other Sub-Account.”

We believe this clarifies that a mutual fund corresponds to a Sub-Account and removes any confusion that fund shares are owned directly by the policy owner.

8.
Valuation of Accumulation Units (p. 7) Please delete the reference to the Company to clarify that accumulation unit value is determined each day that the NYSE is open or affirmatively state that, barring the emergency situations described below, units will be priced on each day the NYSE is open other than the listed holidays. See Rule 22c-l (b)(iii).

Response

We have modified this disclosure to remove Nationwide references and to make clear that accumulation units will be priced on all dates the NYSE are open (subject to the numbered list included in this disclosure indicating times we will not price accumulation units).

9.
Sub-Account Transfers (pp. 8 - 9) Please indicate whether a contractowner will be informed that a transfer request has not been processed or that a fee will be charged. Also, please include risk disclosure that your policies may not be effective in deterring market timers, and if some contractowners are effective at market timing, others will bear the ill effects as disclosed.

Response

We have added the following sentence to the end of the first paragraph immediately following the bulleted list in the “Sub-Account Transfers” section.

“We cannot guarantee that our attempts to deter active trading strategies will be successful. If active trading strategies are not successfully deterred by our actions, the performance of Sub-Accounts that are actively traded will be adversely impacted.”

We have added the following sentences to the last paragraph of the “Sub-Account Transfers” section of the prospectus.

“In the event a restriction we impose results in a transfer request being rejected, we will notify you that your transfer request has been rejected. If a short-term trading fee is assessed on your transfer, we will provide you a confirmation of the amount of the fee assessed.”

10.	Submitting a Transfer Request (p. 9) Please clarify that transfer requests are based on the AUV next determined.

Response

The second sentence of the first paragraph of the “Submitting a Transfer Request” section of the prospectus has been deleted and replaced with these two sentences.

“When we have received your transfer request we will process it at the end of the current Valuation Period. This is when the Accumulation Unit value will be next determined.”

11.
The Policy: Generally (p. 9) Please revise the last sentence on page 9 to clarify that it does not limit the contractowner's legal claim to benefits under the policy, but only third party claims to contractowners' benefits.

Response

This sentence has been revised in the prospectus to read as follows.

“To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).”

12.
Beneficiaries (p. 10) Please revise the last paragraph under this sub-heading to clarify whether a change is effective on the date signed or the date the change is recorded; currently, it says both. Please reconcile the related statement under "Assigning the Policy" on page 14 as well.

Response

The sentences in the Beneficiaries subsection discussing when a beneficiary change is effective has been collapsed into a single sentence and revised to read as follows.

“A change request is effective as of the date we record it.”

The “Assigning the Policy” section on page 14 has similarly been changed with the following sentence.

“An assignment is effective as of the date we record it.”

13.
Purchasing a Policy (pp. 10 -11) Please clarify whether Registrant's right to modify the minimum Specified Amount and underwriting standards applies only to future contracts. If not, disclose the impact of failing to meet any new minimum amount requirement or underwriting standards and describe how notice of such a change would be provided to contractholders.

Response

We have modified the sentence of the second paragraph of the “Purchasing a Policy” section to read as follows.

“Additionally, we reserve the right to modify our underwriting standards on a prospective basis to newly issued policies at any time.”

We have modified the last sentence of the third paragraph of the “Purchasing a Policy” section to read as follows.

“We reserve the right to modify the minimum Total Specified Amount on a prospective basis to newly issued policies at any time.”

14.	Insurance Coverage Effective Date (p. 11) For rejected applications, clarify when the two-day period to return premiums begins to run.

Response

The sentence immediately following the bulleted list in this sub-section has been revised to read as follows.

“We have the right to reject any application for insurance, in which case we will return your Premium within 2 business days of the date we make the decision to reject your application.”

15. Cash Value (pp. 11 -12)

a. Comment

Inconsistent Statements: Please revise the first two sentences so they do not appear inconsistent.

Response

We have combined the first two sentences to read as follows.

“The Cash Value of the policy is not guaranteed.”

b.	Comment

Loan Balance: Please clarify how the balance of a loan is reflected in cash value. Together, the second paragraph on page 11 and the fifth paragraph on page 12 are confusing.

Response

Effectively, the loaned amount is tracked in the Policy Loan Account, with the appropriate interest tracking as well.

The Policy Loan Account is included in the Policy’s Cash Value. Therefore, the paragraph on page 12 is incorporating the loan within the Cash Value (built-in) each time the reference is made. However, the Policy Loan Account plus due and unpaid interest thereon is subtracted upon surrender.

We have attempted to clarify further by adding the following language to the second paragraph of the “Cash Value” section.

“We compute the Cash Value of your policy by adding the following values:

1.	Accumulation Unit values to the Net Premium you have allocated to the fixed investment option:

2.	amounts held in the Policy Loan Account; and

3.	the Net Premium you have allocated to the Sub-Accounts.

In the event of surrender of your policy, the value of the Policy Loan Account on the date of surrender will be subtracted from Cash Value.”

c.	Comment

Monthly Deductions: Please correct the names of the charges in the numbered list on page 12. Also, please reconcile the calculation of monthly deductions with the fee table which states that the Deferred Premium Load is deducted annually.

Response

The charges have been modified to match the charge tables and charge descriptions in the prospectus. The numbered list now appears as follows.

1.	Sub-Account Asset Charge; plus
2.	Administrative Charge; plus
3.	Base Policy Specified Amount Charge, plus
4.	Deferred Premium Load (only applied to the monthly deduction occurring on a Policy Anniversary in years 2-5); plus
5.	the monthly cost of any additional benefits provided by any Riders; plus
6.	Base Policy Cost of Insurance.

16.
Enhancement Benefit (p. 11) Please provide a plain English description of what this benefit is, the circumstances under which it will be applied, what factors cause it to increase or decrease, and whether it increases the cost of the policy.

We believe this disclosure is generally sound and in plain English, but we have tried to further clarify and simplify it. Please see the revised paragraphs below.

“An Enhancement Benefit is included in the policy and is added to the Cash Value when there is a complete surrender of the policy but is not applied to 1035 exchanges, policy loans and partial surrenders. The Enhancement Benefit is essentially a partial return of policy charges assessed. In no event will the Enhancement Benefit exceed the sum of all charges assessed on the policy.

The minimum Enhancement Benefit available in policy year 1 equals 0.10% of Premium in policy year 1. The Enhancement Benefit will vary based on the following:

•	gender (if not unisex classified) of the Insured;

•	the elapsed time since the Policy Date;

•	Investment Experience;

•	the first year’s charges assessed to the policy;

•	the policy component allocations you select;

•	the pattern of renewal Premium payments you make.

The Enhancement Benefit may increase or decrease by policy year, but it is designed to decline to zero at the end of its scheduled durations, which is usually ten (10) years. If the Supplemental Insurance rider is in effect, the Enhancement Benefit is reduced.

The Enhancement Benefit is paid from our General Account at the time the policy is completely surrendered. We reserve the right to postpone payment of the Enhancement Benefit for up to six (6) months from the date of your surrender request.”

17.	Decreases (p. 13) If decreases in Specified Amount may affect charges, please state this and explain how the amount of the decrease is determined. See General Instruction to Item 8(a).

Response

Reductions to the Specified Amount may have an effect on cost of insurance charges and the Specified Amount charge (since it is assessed based on each $1,000 of coverage), but charges may also be impacted in the inverse by partial surrenders. In order to clarify the impact of decreases, the description on specified amount decreases has been modified by breaking the disclosure into two paragraphs and adding the following sentence to the first paragraph.

“Decreases to the Base Specified Amount may decrease the Base Policy Cost of Insurance Charges and the Base Specified Amount Charges, depending on the Death Benefit option elected and the amount of the Cash Value.”

18. Minimum Required Death Benefit (p. 13) In your description of the two IRS tests for life insurance, please provide a plain English summary of the general circumstances under which each test may be advantageous to a contractowner and the practical effect of the contractowner's choice.

Response

The following language has been added immediately following the bulleted list within the “Minimum Required Death Benefit” section of the prospectus.

“The cash value accumulation test will always result in a Death Benefit that is lower in the early years and higher in the later years when compared to the guideline premium/cash value corridor test. The guideline premium/cash value corridor test tends to produce a more favorable return if you are paying three or fewer premiums. If you pay Premium in excess of the 7 pay Premium in a given year, then it could cause the policy to become a modified endowment contract.”

19. Exchanging the Policy (p. 13) Please explain to the Staff the circumstances contemplated in the second paragraph under this heading. The current disclosure could be read to mean that both Registrant's approval and a 24-month waiting period are required to exchange the policy for a variable annuity offered by another insurer. Please revise to avoid such a misunderstanding.

Response

The second paragraph of the “Exchanging the Policy” has been modified to read as follows.

“In addition to your right to transfer the policy’s Cash Value to the fixed account, you also have the right to exchange the policy for another policy issued by us that is not a variable insurance policy. To make an exchange with us you will surrender this policy and use its Cash Surrender Value to purchase the new policy we underwrite on the Insured’s life, subject to: (i) our approval; (ii) our right to not permit an exchange for 24 months after the policy is issued; (iii) the Insured (a) satisfies our underwriting standards of insurability and (b) you pay all costs associated with the exchange. You may transfer Indebtedness to the new policy.”

The insurance laws of most states require that we provide either: (1) the right to exchange all variable allocations to a fixed account; or (2) that we provide the right to exchange to one of our fixed insurance policies.

20.	Terminating the Policy (p. 13) For requests to terminate, please indicate whether coverage terminates based on the date the request is postmarked or the date it is received.

Response

Coverage terminates on the date of receipt. The first bullet item under the “Terminating the Policy” section of the prospectus has been revised to read as follows.

“we receive your written request to our Home Office to terminate coverage;”

21.
Policy Components - Generally (p. 14) Separate from the Policy Charge section, please provide additional disclosure in plain English describing the policy component structure in greater detail. The disclosure should provide a reader with enough information to determine how his or her actions under the contract impact Cash Value, living benefits and the death benefit under each Policy Component. Also, please include a plain English explanation of the impact of: (1) allocation between components, (2) allocation between Base and Supplemental Specified Amounts, and (3) any limitations on component allocations.

Response

The sections in Policy Charges and the Supplemental Insurance Rider description have been significantly re-written. We have laid out component charges in various tables and included additional disclosure about ultimate charges that will be paid.

22. Policy Charges (pp. 14 - 16)

a.	Comment

Policy Components: Please add disclosure explaining the separate charge structure for each policy component and stating the applicable fee rate for each charge under that component. Include a representation that charges for each component will never exceed the maximum figures presented in the fee table.

Response

Given the manner in which the components operate and how charges can be blended based on policy component allocation and the use of the supplemental insurance rider, we do not believe we can effectively describe rates of each fee component or combination other than stating the maximum in the fee table and explaining how each component’s structure varies when compared to the other components.

We have significantly rewritten this section to specifically state assessed charges by component to clarify ultimate charges paid based on elected allocations.

b.	Comment

Base Policy COI: Please disclose how the COI is calculated based on the COI rate, amount at risk, and any other applicable factors. Also, please disclose that healthy individuals will pay higher Cost of Insurance Charges for non-medical underwriting because they bear part of the medical risk of the unhealthy insureds. See Instruction 2 to Item 5(a). Finally, delete the second to last sentence in this section or confirm to the Staff that it is true in all circumstances.

Response

The following has been added to the third paragraph of the “Base Policy Cost of Insurance” section of the prospectus.

“The result is that healthy individuals will subsidize less healthy individuals because there is no medical underwriting, which typically results in lower cost of insurance rates being applied to fully underwritten business. If you were to purchase one of our policies that is medically underwritten and you are healthy, your cost of insurance rates would likely be lower.”

c.	Comment

Sub-account Asset Charges: Please explain to the Staff what "acquisition costs" and "also provides revenue for risk charges" mean in this context and why it is appropriate for this charge to vary with policy component allocations. Also, please identify specifically when the charge is deducted and explain to the Staff the basis upon which Registrant may deduct the charge "in advance of the first business day of each policy month." Finally, please move the statement of the annual charge from the footnote to the narrative description.

Response

Acquisition costs refer to upfront commission, general sales expense, underwriting expense, and expenses in issuing the policy (printing, systems set-up, etc.). Acquisition expense typically is a catch-all reference to all costs associated with issuing a new policy. Revenue for risk charges refers to revenue generated from the overall charge allocated to reserve for risks assumed (mortality and expense).

The policy components are designed to permit the flexibility of allocating overall policy expenses among several categories of charges. Typically, policy pricing and design places the overall burden of expenses into several categories, such as a set asset based charge, a set front-end premium load, etc. When a charge category is modified, the other categories of charges are also modified. For example, a lower front-end premium load will normally result in higher charges in other categories.

The policy in question is designed to allow the policy owner (a corporate owner) the flexibility to determine how to allocate policy expenses, such as whether to pay higher upfront costs or lower deferred expenses or an equalizing combination. This flexibility permits customization based on unique factors to each corporate entity purchasing the policy. Unique factors include payment to the registered representative selling and servicing the policy. We believe the purpose in design and the nature of the purchasing policy owners justifies disclosed charge modification. Furthermore, the availability and need to request illustrations is clearly disclosed.

The language describing the charge as being taken in advance of the first business day of every month has been changed to the monthly anniversary of the policy date. The prose from the footnote has been moved into the body of the text and this section has been further modified by breaking it into additional paragraphs and moving some language around to make the disclosure more effective. The revised provision is below.

“We deduct a Sub-Account Asset Charge from the policy's Cash Value allocated to the Sub-Accounts on each monthly anniversary of the Policy Date to compensate us for certain actual expenses, including acquisitions costs and premium taxes. It also provides revenue for risk charges and profit. The Sub-Account Asset Charge will be deducted proportionally from your Sub-Account allocations on each monthly anniversary of the policy date.

In your policy, this charge is referred to as the “Monthly Variable Sub-Account Asset Charge.” We assess this charge in addition to any charges assessed by the mutual funds underlying the Sub-Accounts.

The Sub-Account Asset Charge applicable to your policy depends on the policy component allocations you select. Currently, the Sub-Account Asset Charge is no less than 0% and no more than 0.10357%, on a monthly basis, of the net assets of you have allocated to the Sub-Accounts and is guaranteed never to exceed 0.10357% on a monthly basis. Currently, the Sub-Account Asset Charge is no less than 0.05% and no more than 1.25%, on an annual basis, of the net assets you have allocated to the Sub-Accounts and is guaranteed never to exceed 1.25% on an annual basis. Please see the Policy Data Pages for the guaranteed maximum annual and monthly charges.”

d. Comment

Loan Charge: Please provide a cross reference to the Loan Charge discussed on page 18.

Response

The first paragraph of the “Policy Charges” has been amended by the addition of the following sentence at the end of the paragraph.

“If you have a policy loan, a complete description of how interest credited and charged results in costs to you is described in the Policy Loans section of this prospectus.”

23.
Supplemental Insurance Rider (pp. 17 - 18) In the first paragraph, the third sentence and (2) appear contradictory. Please reconcile or add appropriate clarifying disclosure. Also, please revise the description of the rider's death benefit calculation on the bottom of page 17 (2) per Rule 421. Finally, please explain the impact of terminating the rider in more detail. Specifically, if termination of the rider increases Death Benefit coverage: (1) what procedures apply to the increase? (2) How is the new Death Benefit calculated? (3) How are other charges impacted?

Response

We have modified the last sentence in item no. 2. Please read the complete rewrite of the calculation further below.

We hope this eliminates the perceived contradiction.

Providing mathematical formulas in a plain English format can be extremely difficult. We cannot reduce the death benefit description to anything more “plain” than already written. We do think expressing this in a formula may be more plain than attempting a prose description. To that end, we have modified the death benefit description as follows. Please note how the Combined Death Benefit is calculated in the last sentence of the first paragraph).

“The death benefit option chosen for the base policy will also be the death benefit option for the rider and calculation of the Death Benefit. The current death benefit option in effect is shown on the Policy Data Page. The Death Benefit is calculated as the greater of: (1) the Total Specified Amount; or (2) the Minimum Required Death Benefit (which will differ depending on whether the guideline premium/cash value corridor test or the cash value accumulation test is used).

After the Death Benefit is calculated, it is attributed to the base policy and this rider, respectively, as follows.

1.	Base Policy Death Benefit - The amount of the Death Benefit we allocate to the base policy is calculated using the formula below.

Base Policy Death Benefit =  CV + (Total NAAR) x                      (Base Specified Amount)
(Total Specified Amount)

Where:

CV = the Cash Value of the policy

Total NAAR = the Death Benefit minus the Cash Value

2.
Supplemental Insurance Rider Death Benefit - The amount of the Death Benefit we allocate to the Supplemental Insurance Rider is calculated by taking the Death Benefit and subtracting the Base Policy Death Benefit (as calculated in item no. 1 above).

If the Cash Value increases, the portion of the Death Benefit attributable to this rider may, at times, be less than the Rider Specified Amount.”

With regard to rider termination, we have modified the paragraphs describing termination immediately preceding the numbered list as follows.

“You may terminate this rider by submitting a written request to us at our Home Office. We may require that you submit the policy for endorsement. Terminating this rider will likely result in increased charges because of the difference in policy component charge structures between the base policy and this rider. Termination may have the effect of increasing the amount of Death Benefit coverage provided by the base policy in order to maintain the qualification of the policy as a contract of life insurance under the Code. If the rider is terminated, the calculation of the Death Benefit will apply exclusively to the base policy. In most instances, terminating the rider will not be to your advantage. If you decide to terminate the rider, you should carefully discuss this decision with your registered representative or a qualified financial advisor.

We reserve the right to deny any request to terminate this rider that would disqualify the policy as a contract of life insurance under the Code. If the policy is not issued as a modified endowment contract, terminating this rider may result in the policy becoming a modified endowment contract. We will notify the Owner if the policy's status is in jeopardy. This rider also terminates upon the earliest of the following dates:

1.	The date policy is surrendered or terminated;
2.	The date the policy Lapses;
3.	The Insured’s death; or
4.	The date the Insured reaches Attained Age 100.

There is no Cash Value attributable to this rider. Therefore, there is no Cash Surrender Value attributable to this rider available to you upon termination of this rider.”

In addition, we have significantly reorganized and rewritten this entire provision to clearly layout charges associated with the rider.

24.
Partial Surrender (p. 20) Please clarify how a reduction in Specified Amount is allocated between Base Face Amount and Supplemental Riders and its affect on policy component allocations and charges. The description of preferred partial surrenders is also hard to understand; please revise.

Response

The sub-section “Reduction of the Specified Amount due to a Partial Surrender” has been revised and reads as follows.

“When you take a partial surrender, we reduce the Total Specified Amount to prevent an increase in the Net Amount At Risk, unless your partial surrender is a preferred partial surrender. Preferred partial surrenders and how they are applied to a reduction in Total Specified Amount are described in more detail below.

The policy’s charges going forward will be based on the new Total Specified Amount. Any reduction of the Total Specified Amount will be made in the following order: against the most recent increase in the Total Specified Amount, then against the next most recent increases in the Total Specified Amount in succession, and finally, against the initial Total Specified Amount.

We do not reduce the Total Specified Amount on any portion of the total partial surrender that is a preferred partial surrender. For preferred partial surrenders, we reduce the Total Specified Amount by an amount that is no more than the difference between the total partial surrender and any portion that is a preferred partial surrenders. A preferred partial surrender is a partial surrender that:

•	occurs before the 15th anniversary of the Policy Date; and
•	when added to any prior preferred policy surrenders taken in same policy year, does not exceed 10% of the Cash Surrender Value as of the beginning of that policy year.”

We hope these revisions clarify the meaning of, and implications of, a preferred partial surrender as it relates to specified amount reductions.

25.
Maximum Death Benefit (pp. 21 - 22) It appears that Registrant has reserved the right to limit the maximum death benefit to less than the current maximum death benefit through a forced partial surrender. If this is correct, please state this directly. Please describe the impact of such a forced partial surrender on Base and Supplemental face amount and/or any related charges.

Response

We have added the following sentences to the second paragraph in this section (we also broke out this paragraph into two separate paragraphs). The paragraph with the revisions is listed below.

“For each Valuation Period and upon the death of the Insured, we will determine whether the policy’s Cash Value would cause the Death Benefit to be greater than the Maximum Death

Benefit. If the Death Benefit would exceed the Maximum Death Benefit, and we choose to exercise our limitation right, we will surrender an amount from the policy to lower the Cash Value. The partial surrender will be for the amount necessary to lower the Cash Value to a level that would result in the Death Benefit not exceeding the sum of the Cash Value and the lesser of (i) 180% of the Specified Amount on the policy issue date and (ii) $7,200,000. The forced partial surrender will reduce the Cash Value and Total Specified Amount below the Maximum Death Benefit. We do this to avoid constant and small forced partial surrenders. If you have elected the Supplemental Insurance Rider, the Rider Specified Amount and the Base Specified Amount will be proportionally reduced. A forced partial surrender of this nature will ultimately reduce total policy charges because of the decreased Total Specified Amount (decreased coverage results in lower charges).

There is no action you can take to prevent a forced partial surrender. In addition, there may be adverse tax consequences on a forced partial surrender.”

26. Changes in DB Option (p. 22) If selection of the guideline premium/cash value corridor test prohibits owners from switching from one specific Death Benefit option to another, please identify the particular changes that are prohibited.

Response

The guideline premium/cash value corridor test does not impact the ability to change death benefit options.

27.	Suicide & 1035 Exchange (p. 22) Indicate what happens if the stated condition is not met.

Response

The following sentence has been added in the final paragraph to clarify what happens if the condition is not met.

“If the Owner and Beneficiary are not the same, the amount of insurance received will be the amount of insurance under the exchanged (predecessor) policy as of the Policy Date.”

28.
Payment of Proceeds (p. 23) Please explain to the Staff the basis for delaying payment of variable account proceeds for up to 30 days after the company receives a written request in good order. Also, in this connection, please explain the circumstances under which Nationwide may postpone payment of policy Proceeds because it is "unable to price Accumulation Units."

Response

In the policy, “Policy Proceeds/Proceeds” is defined as a liquidation due to termination of the Cash Surrender Value, Death Benefit and/or Maturity Proceeds. Under state insurance law, we have the right to delay payment of benefits funded by our general account (such as the death benefit amount) by a period as great as six months. We now understand that your question is related to the inclusion of Cash Surrender Value within this definition. We are modifying our disclosure as follows.

“Normally, we will make a lump sum payment of the Proceeds within thirty days after we receive your written request in good order at our Home Office. We will pay any portion of the Cash Surrender Value in the separate account attributable to Proceeds within seven days of the date we receive your written request in good order at our Home Office, but we may delay payment in cases where the SEC permits us by emergency order to do so. Proceeds are paid from our general account. We also reserve the right to delay payment of that portion of the Cash Surrender Value attributable to the fixed account for up to six months.”

29.	Addition, Deletion or Substitution (p. 29) Where appropriate, please disclose who must approve and who must be notified of the changes indicated. Item 6(c)(2) & (3).

Response

We have added the following disclosure.

“We will notify you if we make any of the changes above. Also, to the extent required by law, we will obtain the required orders, approvals and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC).”

30.	Voting Rights (p. 30) Please disclose that as a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to shareholder vote.

Response

We have modified the disclosure by adding the following sentence.

“What this means to you is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.”

31.	Legal Proceedings (pp. 31 - 32) Registrant should confirm that the statement of legal proceedings is current and reflects the most recent developments in the litigation disclosed.

Response

The legal proceedings have been updated in our Registration Statement. They will be updated again in a subsequent pre-effective amendment.

32.
Appendix B. Please add the following terms to the Definitions in Appendix B: "Total Cash Value" (p. 9), "Section 1035" (p. 20), "applicable percentage of Enhanced Cash Value" (p. 21); "maximum increase" (under DB Option 3, p. 21), "Accumulated Premium Amount" (p. 22), and "Total Accumulated Premium Amount" (p. 21). Also, please explain the role of NCUSIF and their relationship to the securities registered in this prospectus.

Response

There is only one reference to “Total Cash Value” and it really is reflective of Cash Value (the combined values of the Sub-Accounts, fixed account, and the Policy Loan Account). Therefore, we have removed this word “Total” where it is referred to on page 9 so a definition need not be supplied.

The following definition for Section 1035 has been added.

“Section 1035 - The Code section describing an exchange between a life insurance policy and/or annuity contract.”

The term Accumulated Premium Amount is found exclusively in “The Death Benefit” section of the prospectus and is only used in defining death benefit option 3 and maximum increases for death benefit option 3. The term is also defined within the text of death benefit option 3. We clarified further this term defined within death benefit option 3 to read as follows.

“The accumulated premium amount equals all Premium payments as of the date of the Insured’s death accumulated at the Death Benefit Option 3 interest rate shown on the Policy Data Page, less the total of all partial surrenders taken from the policy as of the date of the Insured’s death accumulated at the Death Benefit Option 3 interest rate shown on the Policy Data Page”

We also placed all references to accumulated premium in lower case type.

The “applicable percentage” refers to the requirements that qualify life insurance for favorable tax treatment and is found in Section 7702 of the Internal Revenue Code. We reference this applicable percentage requirement and cite to the IRC in other areas of the prospectus and SAI. Similar language is in our other Registration Statements and we are unclear why this has become an issue. The only difference here is using the defined term Enhanced Cash Value within the reference. Nevertheless, we will modify our prospectus. However, we will not add a definition for “applicable percentage of Enhanced Cash Value.” Rather than do this, we have modified each “applicable percentage” statement in the death benefit section to read as follows.

“the applicable percentage defined in Section 7702 of the Code of the Enhanced Cash Value.”

We will not add a definition for maximum increase. We believe it is not needed and the purchaser is told that their particular maximum increase is stated on their Policy Data Page. We believe that a definition of a term used in such a limited context will not improve our disclosure.

The NCUSIF has nothing to do with the securities being registered other than the fact that we specifically state that registered securities (and the policies underlying them) are not insured by the NCUSIF. We have previously included this definition in other registration statements because we use this acronym to specifically state the NCUSIF does not insure the policy (see page 1 of the prospectus). We believe, although we are still trying to verify, that the definition was originally added pursuant to a comment by the Staff.

We have added definitions based on several provision re-writes (7-Pay Amount, Base Specified Amount, etc).

33.
SAI (pp. 1,4) On the cover page of the SAI, please include the required incorporation by reference language regarding the prospectus and indicate that the policy and fund prospectus are free of charge. Also, with respect to the Cash Value Accumulation Test table on pages 4 and 5, please provide figures applicable to the 40 year old representative insured or explain why this would not be appropriate.

Response

We have added that the prospectuses are free of charge.

Based upon your comment, we modified our cash value accumulation test table using figures representing a 40 year old non-tobacco issue.

We have added the following sentence to the first paragraph on page one of the SAI.

“The prospectus is incorporated by reference in this SAI.”

34. Part C

a.	Comment

Power of Attorney: Please refile the Power of Attorney as an exhibit when Registrant files a pre--effective amendment. It was filed as an attachment to the correspondence in the initial filing.

Response

The power of attorney has been filed as an exhibit to our pre-effective amendment.

b.	Comment

Item 28: With respect to Gartmore Global Asset Management, Inc. and Titan National Auto Call Center, Inc., please explain to the Staff the meaning of "Member's Voluntary Liquidation" and “currently inactive,” respectively (Emphasis added).

Response

A “Member’s Voluntary Liquidation” is a U.K. reference to a corporate liquidation with “members” referring to “shareholder” that have an ownership. The “currently inactive” reference is to a corporate entity that has not yet been merged or dissolved but also has no activity (it is not engaging in business, does not have assets, etc.).

We will be updating Item 28 via a subsequent pre-effective amendment.

35. Miscellaneous Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response

The required materials referenced above are included in our pre-effective amendment or will be added by a subsequent pre-effective amendment.

36. Representations We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

Thank you for providing us this information. Our acknowledgment of the above-referenced items is on the first page of this correspondence.

We appreciate your continued review of this matter. If you have any questions about this filing, please reply to me at the contact information on the first page of this correspondence.

Sincerely yours,

/s/ TIMOTHY D. CRAWFORD
Timothy D. Crawford
Officer, Managing Counsel
Office of General Counsel
Nationwide Life Insurance Company

Exhibit A - The tables in this exhibit have not been formatted.

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering from the policy. Fees in this table may be rounded to the hundredth decimal. The first table describes the fees and expenses that you will pay at the time that you apply Premium to the policy.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Premium Load(1)	Upon making a Premium payment	Maximum Guaranteed:(2) 10% of each Premium payment	Current:(3) Policy Component A: 10% Policy Component B: 10% Policy Component C: 8% Policy Component D: 0%
Illustration Charge(4)	Upon requesting an illustration	Maximum Guaranteed: $25	Current: $0

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including mutual fund operating expenses. Unless otherwise specified, all charges are deducted proportionally from the Sub-Accounts and the fixed account.

Periodic Charges Other Than Mutual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Deferred Premium Load(5)	On the anniversary of the Policy Date in policy years 2 through 5	Maximum Guaranteed: 2% of aggregate Premium payments made in policy year 1.	Current:(6) Policy Component A: 2% Policy Component B: 0% Policy Component C: 0% Policy Component D: 0% of aggregate Premium payments made in policy year 1.
Representative: an individual with a 25% allocation to each policy component divided equally between Base Policy and Supplemental Insurance Coverage	On the anniversary of the Policy Date in policy years 2 through 5	0.31% of aggregate Premium payments made in policy year 1.
Base Policy Cost of Insurance(7)	Monthly	Maximum:(8) $83.33 per $1,000 of Net Amount At Risk.	Minimum: $0.03 per $1,000 of Net Amount At Risk.
Representative: an individual issue age 40, non-tobacco, in the tenth policy year, Death Benefit option 1, issued on a short-form, non-medical basis with a 25% allocation to each policy component.	Monthly	$0.29 per $1,000 of Net Amount At Risk(9)
Supplemental Insurance Rider Cost of Insurance	Monthly(10)	Maximum: (8) $83.33 per $1,000 of Rider Net Amount at Risk.	Minimum: $0.02 per $1,000 of Rider Net Amount at Risk.
Representative: an individual issue age 40, non-tobacco, in the tenth policy year, issued on a short-form, non-medical basis with a 25% allocation to each policy component.	Monthly	$0.19 per $1,000 of Rider Net Amount at Risk(9)
Sub-Account Asset Charge (11) (taken proportionally from the Sub-Accounts)	Monthly, based on an annual rate(12)	Maximum Monthly Guaranteed: 0.10% of the monthly net assets	Current Monthly:(13) Policy Component A: 0.03% Policy Component B: 0.02% Policy Component C: 0.02% Policy Component D: 0.05% of the monthly net assets

Periodic Charges Other Than Mutual Fund Operating Expenses (continued)
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Base Policy Specified Amount Charge	Monthly	Maximum Guaranteed: $0.40 per $1,000 of Base Specified Amount.	Current: (14) $0.30 per $1,000 of Base Specified Amount.
Supplemental Insurance Rider Specified Amount Charge	Monthly(15)	Maximum Guaranteed: $0.40 per $1,000 of Rider Specified Amount.	Current: (16) $0.05 per $1,000 of Rider Specified Amount.
Administrative Charge	Monthly	Maximum Guaranteed: $10 per policy.	Current: $5 per policy.
Policy Loan Interest Charge (17)	Annually	Maximum Guaranteed: 3.50% of Indebtedness.	Current: Policy years 1-15: 2.80% Policy years 16-30: 2.55% Policy years 31 and thereafter: 2.10% of Indebtedness taken proportionally.

Representative costs may vary from the cost you would incur. Ask for an illustration for information on the costs applicable to your policy.

The next item shows the minimum and maximum total operating expenses, as of December 31, 2005, charged by the underlying mutual funds that you may pay periodically during the time that you own the policy. More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus. Please contact us, at the telephone numbers or address on the first page of this prospectus, for free copies of the prospectuses for the mutual funds available under the policy.

Total Annual Mutual Fund Operating Expenses
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	Minimum 0.27%	Maximum 1.86%

(1) The Premium Load varies according to the time of purchase, the amount of annual Premium and the Policy Components you select.

(2) The maximum guaranteed premium load as a percentage of each Premium Payment declines on the following schedule:

Policy Year	1	2 through 5	6 and thereafter
Premium Load	10%	8%	5%

(3) Each Policy Component has a different declining Premium Load assessed on each Premium payment in accordance with the table listed below. The ultimate Premium Load you pay depends on your Policy Component allocation and whether Premium paid is target or excess.

Premium Loads on Target Amounts
Policy Year	1	2	3	4	5 and thereafter
Premium Load: Policy Component A	10%	8%	6%	4%	2%
Premium Load: Policy Component B	10%	8%	6%	4%	2%
Premium Load: Policy Component C	8%	6%	4%	2%	2%
Premium Load: Policy Component D	0%	0%	0%	0%	0%

Premium in excess of target is assessed a different Premium Load in accordance with the table below and is only assessed in Policy Year 1.

Premium Loads on Excess Amounts
Policy Year	1
Premium Load: Policy Component A	2%
Premium Load: Policy Component B	2%
Premium Load: Policy Component C	2%
Premium Load: Policy Component D	0%

Target Premium is 100% of the maximum annual Premium allowed under the Internal Revenue Code assuming that: (i) the policy is not a modified endowment contract; (ii) the policy's death benefit is equal to the portion of Base Specified Amount; and (iii) you are paying seven level, annual Premiums.

(4) If we begin to charge for illustrations, you will be expected to pay the Illustration Charge by check at the time of the request. This charge will not be deducted from the policy’s Cash Value.

(5) The Deferred Premium Load (Maximum Guaranteed and Current) varies according to the time of purchase, the amount of aggregate Premium payments made in policy year 1, the amount of term insurance coverage purchased via the Supplemental Insurance Rider, and the policy component allocations you select.

(6) The charge listed is assessed on Target Premium. For excess Premiums, the Deferred Premium Load is only assessed on Policy Component A and is 0.50%.

(7) The Cost of Insurance Charge varies according to the Insured’s age, gender (if not unisex classified), tobacco use, substandard ratings, underwriting class, the number of years from the Policy Date, the Base Specified Amount, and the policy component allocations you select. The Cost of Insurance Charge for coverage under the Supplemental Insurance Rider is different.

(8) The maximum Cost of Insurance does not include substandard rated policies. For substandard rated policies, the maximum Cost of Insurance is $125.00 per $1,000 of Net Amount at Risk, taken proportionally from the Sub-Accounts and fixed account.

(9) This amount may not be representative of your cost. Ask for a policy illustration for information on your cost.

(10) This charge will only be assessed if you purchase this optional rider.

(11) This charge is a charge assessed by us based on assets allocated to the Sub-Accounts and is in addition to any charges assessed by the mutual funds underlying the Sub-Accounts.

(12) The maximum guaranteed annual rate for this charge is 1.25%, but ultimate charges assessed may be higher or lower because the charge is taken monthly rather than annually. Maximum guaranteed annual and monthly rates are also shown on the Policy Data Pages.

(13) The Sub-Account Asset Charge varies according to the ratio of the Cash Value to the maximum annual Premium allowed under the Internal Revenue Code assuming that: (i) the policy is not a modified endowment contract; (ii) the policy's death benefit is equal to the Total Specified Amount; and (iii) seven level, annual Premiums are paid.

(14) This charge is only assessed on the Base Specified Amount. A different charge will be applied for any Rider Specified Amount under the Supplemental Insurance Rider.

(15) This charge will only be assessed if you purchase the Supplemental Insurance Rider.

(16) The current charge varies according to the Rider Specified Amount attributable to the Supplemental Insurance Rider.

(17) The current and maximum guaranteed charges shown do not reflect the interest that is credited to amounts in the Policy Loan Account. When the interest charged is netted against the interest credited, the net cost of a policy loan is lower than that which is stated above.